EXHIBIT III


                        UNITED STATES DISTRICT COURT
                  FOR THE EASTERN DISTRICT OF PENNSYLVANIA



------------------------------------------------x
AMP INCORPORATED,                               :
                                                :
                                Plaintiff,      :
                   - against -                  :  C.A. No.  98-CV-4405
                                                :
ALLIEDSIGNAL INC.,                              :
PMA ACQUISITION CORPORATION,                    :
                                                 :
                                Defendants.     :
------------------------------------------------x



         DEFENDANTS' SUBMISSION IN OPPOSITION TO THE LETTER REQUEST
           OF AMP INCORPORATED FOR A TEMPORARY RESTRAINING ORDER
           -----------------------------------------------------



Alexander R. Sussman                               Mary A. McLaughlin
Barry G. Sher                                      George G. Gordon
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON           DECHERT PRICE & RHOADS
(A Partnership Including Professional              4000 Bell Atlantic Tower
Corporations)                                      1717 Arch Street
One New York Plaza                                 Philadelphia, PA  19103
New York, NY  10004                                (215) 994-4000
(212) 859-8000
                      ATTORNEYS FOR ALLIEDSIGNAL INC.



Dated:  October 15, 1998

          Last Thursday, this Court issued a carefully crafted Order enjoining AlliedSignal's consent solicitation until two specific conditions were met. Less than a week has gone by since then and AMP has already sought three additional audiences with the Court -- on the telephone and in court -- to make oral motions to relitigate the issues decided by the Court and expand the Court's injunction. AMP's conduct is improper.

          AMP is now desperate because it knows that shareholders overwhelmingly support AlliedSignal's nominees. In a last ditch effort to save their jobs -- not the jobs of the rank and file employees which have been guaranteed by AlliedSignal -- AMP's management is working hard to delay the corporate election so that it can manipulate the election process. The Court, however, has already ruled on AMP's motion to declare the consent solicitation unlawful. Moreover, all these issues raised by AMP are the subject of the pending appeal. Fundamental fairness dictates that AlliedSignal, like any other litigant, is entitled to certainty and finality in judicial proceedings. AlliedSignal has relied on the Court's Order and complied with its conditions. AMP cannot now come in and ask the Court to change the rules of the game.

          Moreover, although AMP's latest effort to relitigate the issues related to the election of directors is styled as a request for a temporary restraining order,(FN1) AMP fails to establish the single most important element of such extraordinary relief: IMMINENT AND IRREPARABLE HARM. AMP has mischaracterized the consent solicitation process to create the false impression that there is some danger that AlliedSignal's director nominees may be elected immediately. In reality, AMP shareholders do not even have consent cards, the consent process will continue for at least two weeks, and there will be additional time before any elected directors will be seated. Before the directors could be seated the results of the election must be certified by an independent inspector of elections. That process will take days. There simply is no immediate threat of irreparable harm.

-----------------------
1 At the moment, this request exists only in the form of a letter from Jon Baughman to the Court dated October 14, 1998. ("Baughman Ltr. at ___.") Although the Court required AMP's counsel to file and serve a motion by 5:00 p.m. on that date, AlliedSignal never received any such motion.

          The only immediate, and potentially irreparable, harm in this case will be to the AMP shareholders resulting from a delay in the election process. The shareholders cannot be deprived of their right to elect directors of their choice at a time set by the existing AMP Board of Directors, not AlliedSignal. Under Pennsylvania statutory provisions and AMP's own articles of incorporation, the shareholders of record as of today, October 15, have the right to vote and put AMP in the hands of the board of directors that they want. That may be the current board, but it also may be the board of directors that AlliedSignal has proposed -- the eleven existing directors, plus 17 new directors.

          Although there are no events that can happen during the pendency of the consent solicitation that would deprive this Court of its jurisdiction to enjoin or invalidate action to be taken by a new AMP board, there is one event that could deprive this Court of jurisdiction to ensure that the shareholders' right to vote is not irreparably compromised. This Court cannot restore a $44.50 all cash offer for all outstanding shares of AMP if AlliedSignal, in light of the decline in the financial markets, were to reduce its price or decide not to go forward.

          Two months ago, AMP set October 15 as the record date on the consent solicitation now at issue. They chose a two-month hiatus before the formal consent process could begin because they allegedly believed that the shareholders needed that much time to receive appropriate information from both the AMP board and AlliedSignal to make an informed vote. The AMP board has utilized that two-month period and has been constantly in contact with its shareowners through proxy materials mailed to them, direct personal contacts, and a number of full-page advertisements in the Wall Street Journal and other newspapers.

          AMP has had more than ample opportunity to make its arguments to the Court over the last two months. After full briefing and argument, the Court ruled in its written opinion and then reaffirmed at the hearing on Tuesday that the AMP shareholders could elect the AlliedSignal slate and that the consent solicitation could go forward if the Consent Statement made two very specific disclosures. AMP, although it could have cross-appealed that ruling, has not done so.

          AMP has also had more than ample opportunity to make its arguments to the SHAREHOLDERS over the last two months.

          Enough is enough. Now is the time to let the voters decide and to let the parties make whatever arguments they want to the Court of Appeals.

                   AMP'S ABUSE OF THE LITIGATION PROCESS

          Since the Court issued its Order last Thursday, AMP has engaged in a series of tactics amounting to litigation by ambush and has abused the litigation process. Prior to the issuance of the Court's Order, the Court offered to be available to answer questions about the Order. Shortly after receiving the Order, counsel for the parties spoke with the Court and AlliedSignal's counsel asked the Court if it was correct that the consent solicitation could go forward if AlliedSignal made the disclosures required by the Court's Order. The Court confirmed that AlliedSignal could conduct the consent solicitation process as long as it made the required disclosures. Based on the Court's statement and the clear wording of the Order, AlliedSignal agreed the following morning to buy approximately 9% of the stock of AMP at a cost of $890,000,000. AlliedSignal would not have made that purchase if AlliedSignal did not believe that the consent solicitation process could continue as long as it made the required disclosures.

          Ever since that moment, AMP has engaged in a series of maneuvers to get the Court to broaden the injunction without ever actually filing a motion to do so. First, AMP's counsel set up a conference call with the Court on Friday afternoon without telling counsel for AlliedSignal the purpose of the call.

          In the course of that telephone conversation, AMP's counsel urged the Court to broaden its injunction. The Court agreed to have a hearing at 4:30 p.m. on Tuesday, October 13, 1998, and told AMP's counsel explicitly to give AlliedSignal's counsel, PRIOR TO THE HEARING, sufficient notice of any proposals AMP intended to make at the 4:30 p.m. hearing.

          At the hearing on Tuesday afternoon, AMP's counsel made three motions: two written and one oral. Counsel for AlliedSignal received NONE of those motions before the hearing -- in clear violation of the Court's directive. After AlliedSignal's counsel had left for Court shortly before 4:00 p.m., two of the motions were apparently faxed to her office: a motion for expedited discovery and a motion to amend the judgment. There was no written motion with respect to AMP's third motion, a request to enjoin the consent solicitation process.

          Yesterday afternoon, counsel for AlliedSignal received a voice mail from counsel for AMP, saying that counsel for AMP had called the Judge's chambers, without notifying AlliedSignal's counsel ahead of time, and arranged for a meeting in the morning. AMP's counsel stated in his voice mail message that, at the meeting, he would seek a temporary restraining order to stop AlliedSignal's consent solicitation. When AlliedSignal's counsel called AMP's counsel and asked to know the basis of the request for a temporary restraining order, AMP's counsel refused to tell her even though counsel already had a five-page letter prepared. When AlliedSignal's counsel complained to AMP's counsel about his calling the Court without telling her ahead of time and refusing to give a basis for the TRO request, AMP's counsel quipped: "You're breaking my heart."

          The reason for AMP's conduct is quite clear. AMP knows that its shareholders have had enough of its poor management and are overwhelmingly going to give their consents to AlliedSignal. AMP is so desperate that after the hearing on Tuesday in which the Court clearly said that AlliedSignal's disclosures complied with its Order and refused to issue an injunction, AMP issued a press release designed to mislead shareholders and the public. The press release clearly implied that the Court had enjoined AlliedSignal from continuing with its consent solicitation. Having implied to the public that AlliedSignal was enjoined from conducting its consent solicitation, AMP hours later asked the Court for a hearing to again seek an injunction.

          AMP is desperately trying to delay the consent solicitation process to manipulate the corporate election machinery. It is trying to mislead AMP's shareholders and the public at large. This must stop.

                                  ARGUMENT

          AMP's latest attempt to interfere with the corporate election process suffers from at least three fatal flaws: (1) The purported premise of the request for a temporary restraining order -- that AlliedSignal has failed to comply with the Court's Order -- is demonstrably false; (2) AMP is not entitled to relitigate issues that have already been decided by this Court; and (3) AMP cannot show imminent and irreparable harm.

I. ALLIEDSIGNAL HAS COMPLIED WITH THE ORDER AND AMP'S ATTEMPTS TO RELITIGATE THE INJUNCTION ARE IMPROPER

          The ostensible basis for AMP's current request is that AlliedSignal has not complied with the disclosure conditions in the Court's Order. (Baughman Ltr. at 2-4.) AMP knows, however, that AlliedSignal has in fact complied with the Order and that this Court has acknowledged AlliedSignal's compliance. (10/13/98 Tr. at 30-31, Tab 1.) Consequently, AMP's request for a temporary restraining order is nothing more than yet another (its fourth) bite at the apple in AMP's effort to interfere with the corporate election process.

     A.   ALLIEDSIGNAL HAS COMPLIED WITH THE COURT'S ORDER

          It is well settled that injunction orders must be "specific in terms" and "must describe in reasonable detail ... the act or acts sought to be restrained." Fed. R. Civ. Pro. 65(d). Parties subject to an injunction order, such as AlliedSignal, are "entitled to fair and precisely drawn notice of what the injunction actually prohibits because serious consequences may befall those who do not comply with court orders." Louis
W. Epstein Family Partnership v. KMart Corp., 13 F.3d 762, 771 (3d Cir.
1994) (citation and internal quotation marks omitted). In violation of this well-settled principle of law, AMP asks this Court to read into the Order a myriad of requirements that are simply not there.

          Consistent with Fed. R. Civ. Pro. 65(d), the Order described in detail what AlliedSignal was enjoined from doing and under what circumstances. In the Order, the Court enjoined AlliedSignal's consent solicitation until it satisfied two specific conditions: (1) the AlliedSignal Consent Statement had to state that its director nominees have a fiduciary duty solely to AMP under Pennsylvania law; and (2) the AlliedSignal Consent Statement had to include a statement from each nominee affirmatively committing personally to that duty. The Order contained no other conditions or requirements of any kind. The plain meaning of the Order could not be more clear -- if AlliedSignal satisfied the two conditions, the consent solicitation could go forward. That interpretation was confirmed by the Court in the October 8 telephone conference immediately following the issuance of the Order.

          AlliedSignal satisfied the two conditions. On October 13, 1998, AlliedSignal filed an amended Consent Statement with the Securities and Exchange Commission which stated that "[t]he Nominees, if elected as directors of [AMP], WILL OWE A FIDUCIARY DUTY SOLELY TO [AMP] UNDER PENNSYLVANIA LAW." (Tab 2 at 9.) The Consent Statement, as amended October 13, 1998, also explains that

          Each Nominee has undertaken personally (in writing) to be bound by and discharge his or her duty of undivided loyalty to [AMP] and has agreed to perform his or her duties in good faith, in a manner that he or she reasonably believes to be in the best interests of [AMP].

(Id. at 9, A-V-1.) The nominees' signed statements are collected at Tab 3. To make absolutely certain that AlliedSignal satisfied the Court's Order, AlliedSignal quoted in its entirety in the Consent Statements the portion of the Court's opinion dealing with the injunction.

          After counsel for AlliedSignal read these provisions into the record at the October 13, 1998, conference, the Court stated that these statements complied with the Order, remarking that "I think that's helpful. That complies." (10/13/98 Tr. at 30-31, Tab 1.) Later in the hearing, the Court confirmed that "[AlliedSignal] can solicit consents so long as they have a solicitation that does not include the poison pill." (10/13/98 Tr. at 42, Tab 1.)

          Unable to challenge seriously AlliedSignal's compliance with the Order, AMP resorts to (1) questioning the speed with which AlliedSignal complied; and (2) complaining about AlliedSignal's failure to comply with requirements that are not in the Order. Neither of these points carries any weight. The speed with which AlliedSignal complied reflects nothing more than the fact that the nominees, before consenting to serve as AMP directors had been committed to their fiduciary duties and that neither AlliedSignal nor the nominees ever took issue with the propositions that they were asked to state by the Court. AlliedSignal and the nominees have always recognized that the directors of a Pennsylvania corporation have a duty solely to the corporation and that the nominees, if elected, would be bound by that duty.

          In fact, on October 1, 1998, one week before the Order, AlliedSignal amended its Consent Statement to state:

          [T]he nominees understand that, in their actions as directors of the Company, they should not be guided by or take into account any duties or responsibilities they may have in other capacities to AlliedSignal or its stockholders, but rather are OBLIGATED TO ACT SOLELY WITH REGARD TO THEIR DUTIES AS DIRECTORS OF THE COMPANY UNDER APPLICABLE PENNSYLVANIA LAW.

(Tab 4 at 8.) Similarly, the Consent Statement, as amended October 1, 1998, also states:

          Moreover, AlliedSignal has authorized and requested the nominees to participate in the consent solicitation and understands that their actions as directors of the Company must take into account ONLY THE INTERESTS OF THE COMPANY AND NOT THE INTERESTS OF ALLIEDSIGNAL except to the extent of AlliedSignal's interest as a shareholder of the Company in common with other shareholders of the Company.

Id. Thus, AlliedSignal's compliance with the Court's Order was quick because AlliedSignal and the nominees agreed with the statements that the Court asked them to make.

          AMP also argues that AlliedSignal failed to comply with a number of other purported "requirements" that were not in the Court's Order.(FN2) Although AMP attempts to read these requirements into the Order, they are simply not there. In fact, at the October 13, 1998, conference, the Court confirmed that it had "not required that [the nominees] do more than pledge themselves to [their duty]." (10/13/98 Tr. at 42, Tab 1.) It is to avoid exactly what AMP is trying to do here -- saddle a party with a vague and ambiguous injunction subject to ever-changing interpretations -- that the law requires Orders to be specific and precise.

----------------------
2 For example, AMP complains (1) that AlliedSignal failed "to recognize" that the nominees' duties as AlliedSignal directors are to AlliedSignal shareholders, but as AMP directors their duties would be to AMP; (2) that AlliedSignal failed "to reflect any awareness" of what the nominees' duty of undivided loyalty to AMP would mean in the context of a takeover of AMP; and (3) that the nominees did not "acknowledge" that AMP shareholder have allegedly not released them to act as AMP directors. (Baughman Ltr. at 2.)

          B. AMP IS NOT ENTITLED TO A MODIFICATION OR RECONSIDERATION OF THE COURT'S ORDER

          Because there is no question that AlliedSignal complied with the Court's Order, it is clear that what AMP really wants to do is relitigate the issues decided by the Court on October 8, 1998 and, thereby, DELAY the election process. The law, however, limits the situations in which a litigant can take repeated bites at the apple, particularly where, as here, a party has filed a notice of appeal on the issue in question and fundamental issues like the right to vote are involved.

          It is well settled that "[a]s a general rule, the timely filing of a notice of appeal is an event of jurisdictional significance, immediately conferring jurisdiction on a Court of Appeals and divesting a district court of its control over those aspects of the case involved in the appeal." Hudson United Bank v. LiTenda Mortgage Corp., 142 F.3d 151, 158 (1998) (quoting Venen v. Sweet, 758 F.2d 117, 120 (3d Cir. 1985)). In
Venen, the Third Circuit explained that "[t]his judge-made rule has the salutary purpose of preventing the confusion and inefficiency which would of necessity result were two courts to be considering the same issue or issues simultaneously." 758 F.2d at 121. Similarly, once a party has filed a notice of appeal from the entry of an injunction, the district court may modify an injunction only in "very limited circumstances" to preserve the integrity of the proceedings in the court of appeals. See Death Row Prisoners of Pa. v. Ridge, 948 F. Supp. 1282, 1289 (E.D. Pa. 1996) (declining under Rule 62(c) to exercise jurisdiction over a motion for injunctive relief after an interlocutory notice of appeal was filed).

          Even ignoring the fact that AlliedSignal has filed a notice of appeal, courts generally reject motions that seek merely to relitigate issues previously decided by the court. For example, courts routinely throw out motions for reconsideration that seek nothing more than "a second bite at the apple." See Bhatnagar v. Surrendra Overseas Ltd., 52 F.3d 1220, 1231 (3d Cir. 1995) (rejecting defendant's motion for reconsideration as "a classic attempt at a 'second bite at the apple'"); Allianz Ins. Co. v. Pennsylvania Orthopedic Assocs., Inc., No. C.A. 96-7470, 1998 WL 512940, at *2 (E.D. Pa. Aug. 18, 1998) (Defendants' "attempt at a second bite of the apple is an abuse of the mechanism of reconsideration, and the Court is disappointed by the consequent waste of valuable judicial resources."); Tischio v. Bontex, Inc., No. C.A. 9801608, 1998 WL 462095, at *22 (D.N.J.
June 29, 1998) ("When a motion for reconsideration raises only a disagreement by a party with a decision of the court, that dispute should be dealt with in the normal appellate process, not on a motion for reargument.") (internal quotation marks and citation omitted).

          These same limitations apply regardless of the procedural vehicle used to relitigate the case. Rule 62(c), for example, permits a district court to modify an injunction "only when there has been a change of circumstances between entry of the injunction and the filing of the motion" and does not permit a party to "relitigate the original issue." Favia v. Indiana Univ. of Pa., 7 F.3d 332, 337 (3d Cir. 1993) (internal quotation and citation omitted). In addition, Rule 59(e), an "extraordinary remedy," allows a court to alter or amend a judgment only when the court has made a manifest error of law or fact, there has been an intervening change in the law, or new evidence has arisen. See NL Indus., Inc. v. Commercial Union Ins. Co., 935 F. Supp. 513, 516 (D.N.J. 1996); Knepp v. Lane, 859 F. Supp.
173, 175 (E.D. Pa. 1994); see also Ben-Shalom v. Marsh, 881 F.2d 454, 456
(7th Cir. 1989) (a Rule 60 motion for relief from an order "cannot be used merely to relitigate the merits of the case."); accord Cashner v. Freedom Stores, Inc., 98 F.3d 572, 577 (10th Cir. 1996).

          Here, none of the conditions that would allow for reconsideration, modification of an injunction or alteration of a judgment are present. In fact, AMP does not even attempt to argue that such conditions exist. Nothing has changed since October 8, 1998, except that AlliedSignal has complied with the Order. Even AMP's arguments remain the same: the nominees have "inherent and pervasive" conflicts which will prevent them from fulfilling their duty to AMP in the context of AlliedSignal's merger proposal.

          The Court heard these arguments and, after doing so, issued a carefully fashioned Order requiring AlliedSignal to comply with two -- and only two -- very specific conditions. AMP's request that this Court now add to those conditions, after AlliedSignal complied with them and, in reliance on the Court's Order, purchased $900,000,000 worth of AMP shares, would be fundamentally unfair and contrary to well settled law.

          C.   THERE IS NO NEED FOR THE NEW DISCLOSURES

          Not only would it be fundamentally unfair to change the Court's Order at this stage, but it is unnecessary as a matter of federal disclosure law. AMP's shareholders know who the AlliedSignal nominees are and their affiliations with AlliedSignal. (Tab 3 at 12-14.) AlliedSignal's Consent Statement also spells out for shareholders that, in certain circumstances including the proposed merger and proposals made by third parties, the nominees may have a potential "conflict of interest." (Id. at 9.) In addition, AMP has made sure that its views on the nominees' alleged conflicts of interest are part of the "total mix" of information available to shareholders.

          The only standard by which to assess the adequacy of AlliedSignal's disclosures is that provided by the federal securities laws. Without a finding that AlliedSignal's disclosures have violated the federal securities laws, there is no basis to require additional disclosures or order any other type of relief. Yet AMP's letter asking for a temporary restraining order does not even mention federal securities law, let alone attempt to establish a violation of that law.

          In fact, AlliedSignal's disclosures are sufficient, as a matter of law, to satisfy its federal disclosure obligations. In Kas v. Financial Gen. Bankshares, Inc., 796 F.2d 508, 511 (D.C. Cir. 1986), for example, the plaintiff alleged that defendants' proxy material failed to disclose that the dual roles of two individuals who served as directors of a target corporation and as attorneys to, and directors of, the acquiror constituted a "conflict of interest." The proxy materials, however, disclosed the fact that these two directors served as directors of the acquiror. See id. at
515. The court held that the proxy material could not "be faulted because it never uses the actual phrase `potential conflict of interest,'" explaining that "[T]HE FEDERAL SECURITIES LAWS REQUIRE ONLY THAT THE VARIOUS ROLES OF [THE DIRECTORS] BE CLEARLY DISCLOSED -- as they were." Id. at 517. Here, AlliedSignal went beyond Kas: it not only disclosed the nominees' roles, but also acknowledged the potential conflict of interest. See Valley Nat'l Bank of Arizona v. Westgate-California Corp., 609 F.2d 1274, 1281-82 (9th Cir. 1979) (holding that proxy material adequately disclosed the dual position of directors on both acquiror's and acquired's board and refusing to undo merger transaction).

II.  AMP CANNOT SHOW IMMINENT AND IRREPARABLE HARM

          The only justification for a temporary restraining order is a "'clear showing of immediate irreparable (not merely serious or substantial) injury.'" Manganaro v. InteropTec Corp., 874 F. Supp. 660, 662 (E.D.Pa. 1995), (quoting Campbell Soup Co. v. Conagra, Inc., 977 F.2d 86, 91-92 (3d Cir. 1992)). Showing "a risk of mere irreparable harm is not enough to warrant injunctive relief." Id. Here, AMP simply cannot show that it will suffer the type of imminent and irreparable harm that would justify enjoining the consent solicitation.

          Contrary to the misleading picture AMP paints in its request for relief, AlliedSignal cannot take "quick" control of AMP. (Baughman Ltr. at 4-5.) A basic timetable of the consent solicitation shows that AMP's shareholders cannot even begin to vote on AlliedSignal's proposal until several days from today's record date:


          * Today, October 15, 1996, is the record date for the consent solicitation. Shareholders who are record owners as of today will be entitled to vote their shares in the solicitation BUT THEY CANNOT YET CAST AN EFFECTIVE VOTE

          * Before these shareholders can actually vote, AMP must prepare a list of the record shareholders (essentially a voting roll). See PBCL ss. 1764 . At the same time, AlliedSignal must distribute blue consent cards (essentially the "ballots") to the AMP shareholders on the record list. BOTH OF THESE ACTIONS WILL TAKE SEVERAL DAYS AND AMP SHAREHOLDERS CANNOT CAST AN EFFECTIVE VOTE UNTIL THEY ARE COMPLETED.

          * Only after the record list is compiled and the consent cards are sent out, can AMP shareholders submit consents.

          * ONCE THE VOTING BEGINS, AMP SHAREHOLDERS MAY REVOKE THEIR CONSENTS AT ANY TIME before the certification process concludes.

          * Even once a majority of shareholders give their consent to the proposals, before those votes can become effective, they must be submitted to an independent inspector of elections who may "conduct such reasonable investigation as he deems necessary or appropriate for the purpose of ascertaining the validity of such Consents." AMP Bylaw 1.7.3. (emphasis added)

          * Only after all of this will the shareholders' vote be effective and AlliedSignal's nominees be allowed to take their seats on the board.

          * Moreover, once AlliedSignal's nominees take their seats, they cannot, as AMP claims, "sell the company" or consummate a merger without FURTHER shareholder approval. See PBCL ss. 2538; Article X of AMP's Articles of Incorporation.

          Given the stages that remain in the consent solicitation process before the alleged harms that AMP asserts are even a possibility, AMP is not threatened with IMMINENT harm of any kind. All that AlliedSignal is doing now is communicating with shareholders (which AMP is doing in a very aggressive and continuous manner). The only activity that will be restrained by AMP's requested TRO is AlliedSignal's ability to solicit shareholders -- hardly the stuff of imminent and irreparable harm.

          Indeed, the last minute nature of AMP's claim gives the lie to AMP's claim of irreparable harm. AMP has known for over two months that October 15 was the record date for the consent solicitation. It has yet to file a single written MOTION for an injunction barring AlliedSignal's solicitations of consents. The only motion that it has filed relating to the solicitation is a motion for summary judgment that the consent proposal itself is unlawful. The Court DENIED that motion, upholding the unconditional right of shareholders to elect directors of their choosing. Yet AMP waited until 5:00 p.m. on the day before the record date -- five days after the Court issued its Order and four days after AlliedSignal complied with it -- to send a letter to the Court seeking an expansion of the existing injunction with which AlliedSignal has already complied. AMP cannot explain why, having waited over two months to request this relief, the harm it faces is now suddenly imminent and irreparable.

          On the other hand, enjoining AlliedSignal will cause significant harm to AMP's shareholders. Indeed, AMP's purpose in seeking a temporary restraining order is clear: to block AlliedSignal's effort to solicit and to delay the process so that AMP can continue to manipulate the election. Yesterday, for example, AMP issued a press release implying that the Court had found that AlliedSignal failed to comply with the Order and that the consent solicitation was enjoined. In fact, just the opposite was true.

          At a conference with the Court on October 13, AMP's counsel made an oral motion to enjoin the consent solicitation until after the Third Circuit ruled on AlliedSignal's appeal. After argument, the Court DENIED AMP's motion, stating that AlliedSignal's disclosures complied with the Court's Order. Immediately after that conference, however, AMP issued a press release obviously designed to mislead shareholders into believing that the Court ruled that AlliedSignal had NOT complied with the Order and that the consent solicitation could not go forward -- EXACTLY THE OPPOSITE OF WHAT THE COURT HAD ACTUALLY RULED:

          Following a conference held today with the United States District Court for the Eastern District of Pennsylvania, AMP Incorporated (NYSE:AMP) stated that AlliedSignal, Inc. (NYSE:ALD) has not properly complied with the Court's order issued on October 8, 1998, and that AlliedSignal's consent solicitation remains subject to the Court's injunction.

(The press release is attached at Tab 5.)

          Finally, enjoining the consent solicitation would cause AlliedSignal extraordinary financial harm. AMP's requested relief would require this Court to expand its Order. In reliance on the clear language of that Order -- that AlliedSignal could conduct its consent solicitation process as long as it made the required disclosures -- and on the Court's confirmation of that understanding, AlliedSignal agreed to buy approximately 9% of the stock of AMP at a cost of $890,000,000. AlliedSignal would not have made the purchase had AlliedSignal not believed that the consent solicitation process could continue as long as it made the required disclosures. Moreover, the effect of an injunction could be to upset the whole consent process and bring all the unpredictable consequences that delay always produces in the acquisition context in terms of financial risks and equity valuation.

          AMP cannot wait until the last minute to request a change in the Court's Order when AlliedSignal has taken action in reliance on that Order in the amount of $890,000,000. AMP is guilty of inexcusable delay.

                                 CONCLUSION

          For the foregoing reasons, AlliedSignal respectfully requests that AMP's request for a temporary restraining order be denied.


                                             Respectfully submitted,


                                              /s/ Mary A. McLaughlin
                                             --------------------------------
                                             Mary A. McLaughlin
                                             George G. Gordon
                                             DECHERT PRICE & RHOADS
                                             4000 Bell Atlantic Tower
                                             1717 Arch Street
                                             Philadelphia, PA  19103
                                             (215) 994-4000
                                             Attorneys for Defendants

                                                       and

                                             Alexander R. Sussman
                                             Barry G. Sher
                                             FRIED, FRANK, HARRIS,
                                                  SHRIVER & JACOBSON
                                             (A Partnership Including
                                             Professional Corporations)
                                             One New York Plaza
                                             New York, New York  10004-1980
                                             (212) 859-8000


Dated: October 15, 1998